FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 7, 2005

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F….X.… Form 40-F………

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes……….   No……X…….

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2005	TM GROUP HOLDINGS PLC

	By:	/s/ JONATHAN MILLER
Jonathan Miller
Chief Financial Officer

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Letter dated 21 October in response to queries raised on Form 20-F by the SEC	4

Brian V McAllister

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington DC20549

Re:	TM Group Holdings PLC
Form 20-F for Fiscal Year Ended November 27, 2004
Filed March 24, 2005-09-21
File Number: 333-09268

21 October 2005

Dear Sir

Thank you for your letter of October 12, 2005 detailing additional comments arising from your review of our response letter of September 30, 2005.

The Company has now completed the redemption in full of its outstanding 11% Senior Notes due May 15, 2008 and its 12 1/4% Senior Subordinated Notes due May 15, 2008, and it is our intention to file a Form 15, suspending our obligation to file reports with the Securities and Exchange Commission, on Monday, October 24, 2005.

Under the circumstances, the Company does not feel it is appropriate to file a 20F amendment in response to your comments.

I understand that this will mean that your file will record unresolved comments in relation to the Company.

Yours faithfully

Jonathan Miller

Chief Financial Officer

4